UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

COMVERGE, INC.

(Name of Subject Company)

COMVERGE, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

205859101

(CUSIP Number of Class of Securities)

Matthew H. Smith

Senior Vice President, General Counsel and Secretary

Comverge, Inc.

5390 Triangle Parkway, Suite 300

Norcross, Georgia 30092

(678) 392-4954 (Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven M. Tyndall, Esq. Baker Botts L.L.P. 98 San Jacinto Boulevard Suite 1500 Austin, TX 78701 (512) 322-2500	Thomas L. Hanley, Esq. Stradley Ronon Stevens & Young, LLP 1250 Connecticut Avenue, NW Suite 500 Washington, DC 20036 (202) 292-4525

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) amends Items 4, 8 and 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission and dated April 12, 2012, by Comverge, Inc., a Delaware corporation (the “Company” or “Comverge”), (as amended from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Peak Merger Corp., a Delaware corporation (“Purchaser”), which is a subsidiary of Peak Holding Corp., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock (the “Shares”) for $1.75 per Share, net to the selling stockholder in cash, without interest thereon and subject to any withholding of taxes required by applicable law, upon the terms of and subject to the conditions set forth in the Offer to Purchase of Parent and Purchaser dated April 11, 2012, and in the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 3. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 4.	The Solicitation or Recommendation.

Item 4(d) of the Schedule 14d-9 is hereby amended and supplemented by adding the following language to the disclosure incorporated by reference into Item 4(d) and set forth under the subsection captioned “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Opinion of Financial Advisor—Discounted Cash Flow Analysis” and before “Other Matters” as follows:

Distressed Company Analysis as part of the Financial Forecasts

In connection with the proposed transaction with Purchaser contemplated by the Merger Agreement, the Company prepared two sets of financial projections. The Company Financial Forecasts set forth the Company’s forecasts regarding the Company’s future performance in the event of an acquisition of the Company and an elimination of the liquidity challenges currently facing the Company. These Company Financial Forecasts were presented to Purchaser in connection with the transaction as a basis for the Company’s belief regarding the business and prospects if it were acquired and its liquidity challenges relieved. The Company also prepared the Financial Forecasts, which were relied upon by Houlihan Lokey in connection with rendering its fairness opinion. The Financial Forecasts were provided to Houlihan Lokey on March 18, 2012, by the Company and include the Company’s assumptions and projections in light of a distressed capital situation that did not include entering into the Merger Agreement and other agreements with the affiliates of H.I.G. The assumptions used in rendering such Financial Forecasts included impact on the Company’s current business and its prospects as well as the current state of the Company’s debt agreements. Accordingly, the Financial Forecasts differed from the Company Financial Forecasts in that the Financial Forecasts illustrated the Company’s view with respect to the Company’s future performance if it was unable to consummate a transaction that would resolve its liquidity issues and, specifically, the limitations of the Company’s ability to repay its indebtedness and the consent requirements set forth in the loan agreements related to a sale of the Company or certain significant capital raising efforts. The Company Financial Forecasts are referred to in the Schedule 14D-9 as “alternative Financial Forecasts” that were provided to Houlihan Lokey, but that were determined by the Company not to be relevant with regard to Houlihan Lokey’s analysis in connection with the fairness opinion. These Company Financial Forecasts (or “alternative Financial Forecasts”) were deemed not relevant by the Company because they did not take into account the dire circumstances, and anticipated corresponding detrimental effects to the Company’s business, the Company would be in if it were not able to consummate a transaction that resolved its liquidity and lender challenges.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by the Company that they are viewed by the

Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that the Company, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of the Company or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The assumptions and estimates, including those set forth above, underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the information in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.

The Financial Forecasts, subject to the above assumptions and possible outcomes summarized above, that were provided to Houlihan Lokey consisted of the following:

	2012	2013	2014	2015	2016	2017
	( in thousands)

Revenue	$146,481	$66,534	$72,579	$81,560	$92,529	$105,537
Net Loss	(10,130)	(10,442)	(8,648)	(5,960)	(3,494)	(2,502)
Adjusted EBITDA	8,169	4,458	5,037	8,008	10,671	10,536
Capital Expenditures	10,082	3,363	2,385	2,307	2,254	2,003

Comverge, Inc. Projections (in thousands)	2012	2013	2014	2015	2016	2017
Net Loss	$(10,130)	$(10,442)	$(8,648)	$(5,960)	$(3,494)	$(2,502)
Depreciation & amortization	12,298	10,247	9,233	9,416	9,507	8,274
Noncash stock compensation	3,185	3,281	3,380	3,480	3,586	3,692
Interest expense, net	1,479	1,072	1,000	1,000	1,000	1,000
Provision for income taxes	1,337	300	72	72	72	72

Adjusted EBITDA	$8,169	$4,458	$5,037	$8,008	$10,671	$10,536

Comverge, Inc. Strategic Plan - Cash Flow (in thousands)	2012	2013	2014	2015	2016	2017
EBITDA	$8,169	$4,458	$5,037	$8,008	$10,671	$10,536
Interest and Other Expense	(1,479)	(1,072)	(1,000)	(1,000)	(1,000)	(1,000)
Capital Expenditures	(10,082)	(3,363)	(2,385)	(2,307)	(2,254)	(2,003)
Cash Taxes	(632)	(114)	—	—	—	—
Debt Payment	(3,000)	(3,500)	—	—	—	—
SVB Short-Term Revolver Payment	(4,500)	—	—	—	—	—
Working Capital	1,500	3,000	—	(500)	(1,000)	(1,000)
Proceeds from Aspire Capital	752	—	—	—	—	—

Total Cash Flows	(9,272)	(591)	1,652	4,201	6,417	6,533

Beginning Cash Balance	23,641	14,369	13,778	15,430	19,631	26,048

Revised Ending Cash Balance	$14,369	$13,778	$15,430	$19,631	$26,048	$32,581

Regulation G Disclosure—Non-GAAP Financial Information

Non-GAAP financial measures are based upon our unaudited consolidated statements of operations for the periods shown, giving effect to the adjustments shown in the reconciliations set forth below. This presentation is not in accordance with, or an alternative for, U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not as a substitute for, or superior to, financial measures calculated in accordance with GAAP. However, the Company believes that non-GAAP reporting, giving effect to the adjustments shown in the reconciliations below, provides meaningful information and therefore uses it to supplement its GAAP reporting and internally in evaluating operations, managing and benchmarking performance. The Company has chosen to provide this supplemental information to investors, analysts and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance.

	2012	2013	2014	2015	2016	2017
	(in thousands)

Net Loss	$(10,130)	$(10,442)	$(8,648)	$(5,960)	$(3,494)	$(2,502)
Depreciation & amortization	12,298	10,247	9,233	9,416	9,507	8,274
Noncash stock compensation	3,185	3,281	3,379	3,481	3,585	3,693
Interest expense, net	1,479	1,072	1,000	1,000	1,000	1,000
Provision for income taxes	1,337	300	72	72	72	72

Adjusted EBITDA	$8,169	$4,458	$5,037	$8,008	$10,671	$10,536

Comverge, Inc. Projections GAAP Cash Flows (in thousands)	2012	2013	2014	2015	2016	2017
Net loss	$(10,130)	$(10,442)	$(8,648)	$(5,960)	$(3,494)	$(2,502)
Depreciation & amortization	12,298	10,247	9,233	9,416	9,507	8,274
Noncash stock compensation	3,185	3,281	3,380	3,480	3,586	3,692
Changes in operating assets and liabilities	2,205	3,186	72	(428)	(928)	(928)

Operating activities	7,558	6,272	4,037	6,508	8,671	8,536

Investing activities (capital expenditures)	(10,082)	(3,363)	(2,385)	(2,307)	(2,254)	(2,003)

Debt Payment	(3,000)	(3,500)	—	—	—	—
SVB Short Term Revolver Payment	(4,500)	—	—	—	—	—
Proceeds from Aspire Capital	752	—	—	—	—	—

Financing Activities	(6,748)	(3,500)	—	—	—	—

Change in cash	(9,272)	(591)	1,652	4,201	6,417	6,533
Beginning cash	23,641	14,369	13,778	15,430	19,631	26,048

Ending cash	$14,369	$13,778	$15,430	$19,631	$26,048	$32,581

Item 4(d) of the Schedule 14D-9 is hereby further amended and supplemented by adding the following language to the language incorporated by reference into Item 4(d) and set forth under the subsection captioned “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD - Opinion of the Financial Advisor — Other Matters” as follows:

During the four-year period prior to March 26, 2012, Houlihan Lokey has received aggregate compensation of $412,247.35 in connection with providing services to H.I.G. Capital Management, Inc.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection captioned “New Executive Officer”:

“New Executive Officer

On April 30, 2012, the Company announced Mr. Brent Dreher joined the Company as Senior Vice President, Utility Sales. Upon joining the Company in that position effective May 1, 2012, Mr. Dreher will become an executive officer of the Company. The press release announcing Mr. Dreher’s joining the Company is attached hereto as Exhibit (a)(22) and incorporated herein by reference.”

Item 8 of the Schedule 14D-9 is hereby further amended and supplemented by adding the following subsection captioned “Financial Forecasts”:

“Financial Forecasts

As noted above, the Company does not as a matter of course publicly disclose long-term forecasts or projections as to future performance, earnings or other results beyond the current fiscal year. However, the Company’s management provided certain unaudited Financial Forecasts to Houlihan Lokey set forth above in the section entitled “BACKGROUND OF THE OFFER AND REASONS FOR THE RECOMMENDATION OF THE COMPANY BOARD — Opinion of Financial Advisor—Distressed Company Analysis as part of the Financial Forecasts” and incorporated by reference into Item 4(b) of this Schedule 14D-9 and incorporated herein by reference. These Financial Forecasts were reviewed by Houlihan Lokey in connection with Houlihan Lokey rendering its fairness opinion.

The Financial Forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. Neither the Company’s independent auditors, nor any other independent public accounting firm have compiled, examined, or performed any procedures with respect to the prospective financial information contained in the Financial Forecasts nor have they expressed any opinion or given any form of assurance with respect to such information or their reasonableness, achievability or accuracy. The inclusion of the Financial Forecasts herein will not be deemed an admission or representation by the Company that they are viewed by the Company as material information of the Company. The Financial Forecasts should not be regarded as an indication that the Company, or any of its advisors or representatives, considered, or now considers, them to be necessarily predictive of actual future results. None of the Company or any of its advisors or representatives assumes any responsibility for the accuracy of this information.

The Financial Forecasts were based on information prepared by the Company using a variety of assumptions and estimates, including those set forth Item 4(b) above. The assumptions and estimates underlying the Financial Forecasts may not be realized and are inherently subject to significant business, economic and competitive uncertainties, risks and contingencies, all of which are difficult to predict and many of which are beyond the Company’s control. The assumptions and estimates used to create the information in the Financial Forecasts involve judgments made with respect to, among other things, general business, economic, regulatory, market and financial conditions, as well as factors specific to the Company, all of which are difficult to predict. The Financial Forecasts also reflect assumptions as to certain business decisions that do not reflect any of the effects of the Offer, or any other changes that may in the future affect the Company or its assets, business, operations, properties, policies, corporate structure, capitalization and management. Accordingly, the Financial Forecasts constitute forward-looking information, and there can be no assurance that the assumptions and estimates used to prepare the information used in the Financial Forecasts will prove to be accurate, and actual results may materially differ. The Financial Forecasts cover multiple years and such information by its nature becomes less reliable with each successive year.”

Item 9.	Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(22)	Press Release issued by the Company on April 30, 2012, announcing Mr. Brent Dreher as the Company’s new Senior Vice President, Utility Sales

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Comverge, Inc.

By:	/s/ R. Blake Young
Name:	R. Blake Young
Title:	President and Chief Executive Officer

Dated: May 1, 2012